Sangui BioTech International , Inc.
1393 North Bennett Circle
Farmington, Utah 84025

c/o SanguiBioTech GmbH
Alfred-Herrhausen-Str. 44
58455 Witten

TO:    Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Ibolya Ignat, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Stop 4561
Washington, D.C. 20549

FROM:  Joachim Fleing, Chief Financial Officer
Sangui Biotech International, Inc.

DATE:   March 6, 2009

RE:             Sangui Biotech International, Inc.
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
File No. 0-29233

    We submit the following in response to your comments by letter of February 18, 2009.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Form 10-KSB for the Year Ended June 30, 2008

Item 6.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 12

1.	Expand your disclosure to explain why cost of sales was 22% in 2008 as compared to 69% in 2007.

COMPANY RESPONSE:  The Company’s has revised its discussion within Item 6 – Management’s Discussion and Analysis of Financial Condition and Plan of Operations so as to more clearly explain the change in cost of sales between the two periods, pursuant to the Commission’s request, to read as follows:

“The Company’s product line can be roughly divided into two categories - wound management and cosmetics.  Each of these product categories carries with it a different percentage margin, with the cosmetic line carrying a higher margin than the wound management products.  Therefore depending on the amount of each product line sold during any given fiscal year the total cost of sales can vary greatly.  During fiscal year 2008, the company sold a larger percentage of its cosmetic product line than it did wound management products; this resulted in a lower cost of sales overall than in fiscal 2007 when the company sold a higher percentage of wound management products.”

March 6, 2009

Liquidity and Capital Resources, page 13

2.
Expand the disclosure in the financial statements to explain the nature of the line on the statement of cash flows and the statement of stockholders’ equity “increase in capital reserve” of $1,180,298, or direct us to such disclosure.  Confirm if this is the April 25, 2008 transaction disclosed on page 32.  Disclose if the amount received by the Managing Director was recognized as compensation expense, and tell us why or why not.

COMPANY RESPONSE:  The Company has expanded its disclosure so as to more fully explain the increase in capital reserve, pursuant to the Commission’s request.  The increase in capital reserve was not theApril 25, 2008 transaction referenced by the Commission.  The amount received by the Managing Director was recognized as compensation expense, due to the fact that it was awarded as compensation for past services.  The disclosure in Note 3 – Stockholders’ Equity has been revised to read as follows:

“Increase in Capital Reserve – During the year ended June 30, 2008, the Company recorded an increase to its capital reserve as a credit to additional paid in capital.  This increase is due to the Company selling of 10% of its stock of its German subsidiary (GmbH) to one group of investors in April, 2008.  The calculation reflects German law, mandating that the amount incurred exceeding the nominal value of the stock needs be accounted for as capital reserve.”

3.
Provide disclosure discussing the reasons for effects of exchange rates on cash of ($853,111) and $694,448 presented on the statements of cash flows and the effects on liquidity.  Demonstrate how these amounts comply with generally accepted accounting principles.  This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2008.

COMPANY RESPONSE:  The Company has provided additional disclosure (in both its Form 10-KSB at June 30, 2008 and its Form 10-Q at September 30, 2008) with respect to the reasons for effects of exchange rates, and their respective effects on liquidity, pursuant to the Commission’s request.  The revision is made in Note 11 – Foreign Currency Translation, to read as follows:

“NOTE 11 – FOREIGN CURRENCY TRANSLATION

During the years ended June 30, 2008 and 2007, the Company has transacted the majority of its business activities in Germany, and the transactions have been primarily consummated in the Euro currency.  Due to the fact that the Company’s functional currency is the U.S. Dollar, the Company must recognize the effects of variations in foreign currency exchange rates as other comprehensive income and losses, pursuant to FAS 52 and SOS 133.  During the years ended June 30, 2008 and 2007, the Company recognized other comprehensive income (loss) of $(993,610) and $694,448, respectively.”

Item 7.  Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 23

4.	The policy provided here is vague and generic. Please revise it to discuss the key characteristics and the revenue recognition policy of each significant product/revenue source.

March 6, 2009

COMPANY RESPONSE:  The Company has revised its disclosure with respect to revenue recognition pursuant to the Commission’s request, to read as follows:

“Revenue Recognition

The Company recognizes revenue on sales of its wound treatment products, and on its cosmetics products.  Depending on the nature of the respective sales act, there are two main ways of revenue recognition.  The majority of the Company’s sales of its cosmetics products are generated via online orders, with a credit card. Before the order is fully processed, the credit card is verified and billed.  Revenue is recognized at the time the credit card order is consummated. The product is typically shipped within one to two business days.

The majority of the Company’s sales of its wound treatment products are generated via written orders from distribution partners undertaking to subsequently sell the products to end customers. Product shipment depends on the availability of product quantities in inventory or through new production by contract manufacturers. Revenue is recognized as payments from the distribution partners are incurred.”

Note 9 – Notes Payable

Loan Agreement with Feedback AG, page 30

5.
Please revise your disclosure to include a discussion of the accounting policy applied to your loan agreement with Feedback AG.  Provide us with an analysis of your accounting for this loan and reference APB 14, SFAS 133, and EITF 99-01 or any other authoritative accounting guidance you used to account for this loan.

COMPANY RESPONSE:   The Company has revised its disclosure so as to more fully discuss the accounting policy applied to the loan agreement with Feedback AG, pursuant to the Commission’s request.  The Commission will note that the loan with Feedback AG is not mandatorily convertible, but is convertible only at the option of the Company, and not at the option of the note holder.  Due to this fact, APB 14, SFAS 133, and EITF 99-01 do not apply, and an expense will be recognized (if necessary) at the time of conversion.  The footnote disclosure has been revised to read as follows:

“Loan Agreement with Feedback AG

On June 9, 2006, the Company entered into a loan agreement with Feedback AG.  Dr. Christoph Ludz and Thomas Striepe are signatories for Feedback AG.  Pursuant to the terms of the loan agreement, Feedback AG loaned the Company approximately $96,527 with interest of six percent per annum.  The Company has the option of paying the loan and interest in cash or with shares of SanguiBioTech AG common stock, its wholly-owned subsidiary, valued at 50% of the average Hamburg OTC trading price over the four weeks prior to repayment.  Due to the fact that the loan is not mandatorily convertible, but rather is convertible only at the option of the Company, no expense has been recognized pursuant to this feature.  Expense will be recognized, if necessary, at the date of conversion.”

Agreements with ERC Nano Med S.A. de C.V. page 30

6.
Please revise your discussion to include a description of your accounting for the amounts derived under your contracts with ERC.  Disclose all your rights and obligations, the performance period, all deliverables, and the contractual cash flows as stipulated in the agreements.  Describe the revenue recognition method you employ for each deliverable.  Provide us with a comprehensive analysis of the basis for your accounting for the various deliverables and for the costs incurred under these agreements.  Please cite any applicable authoritative literature used that supports your accounting.

March 6, 2009

COMPANY RESPONSE:  The Company has revised and expanded its disclosure so as to include a more detailed description of our accounting with respect to the ERC contracts.  The Commission will note that the specific terms of the distribution portion of the agreement have yet to be negotiated; therefore the Company cannot comment on any specific accounting treatments.  The note has been revised to read as follows:

“On October 13, 2006 the Company entered into a Distribution, Collaboration, and Commercialization Agreement with ERC S.A. de C.V., a division of ERC Nano Med. of Mexico (“ERC”).  Under the terms of the Agreement, the Company is granting exclusive distribution rights of its 1) hemospray, 2) wound cleaner liquid gel, and 3) bloodadditiv to ERC.  In return, ERC is to work with various Mexican Health Authorities necessary to grant government approvals necessary for the products to be sold and distributed in Mexico.  All costs for obtaining the necessary approvals in Mexico are to be born by ERC.  The specific details of the distribution particulars will be subject to a separate agreement, which will be negotiated between the parties at such time the products receive certification and registration with the Mexican Department of Health.  As of June 30, 2008, no consideration had changed hands between the Company and ERC, save for 500 starter kits to be used for testing purposes, which were sold to ERC for a total of $36,467.

On the same date the Company entered into a separate agreement with ERC pertaining to the Company’s chitoskin wound pads under the same terms.”

Note 10 – Promissory Notes, page 30

7.	Revise your disclosure to include a description of your accounting for the conversion feature of your promissory note payable.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure so as to more fully describe its accounting for the conversion feature of the promissory notes payable, pursuant to the Commission’s request, to read as follows:

“As of June 30, 2008, the Company had $1,812,342 in outstanding promissory notes payable.  These notes are convertible into common stock at conversion rates of 0.09 to 0.13 and bear interest at a rate of 5.0 percent per annum.  The conversion feature of these notes was calculated to have a value of zero at the time the notes were issued, pursuant to EITF 98-5, due to the fact that the conversion rates were “out of the money” and volatility was calculated at zero. “

Item 8A – Controls and Procedures, page 31

8.
It does not appear that your management has performed its assessment of internal control over financial reporting as of June 30, 2008.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  Please refer to Exchange Act rules 13a-15 and 15d-15 and Item 308(T) of Regulation S-B.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control over Financial Reporting (Securities Act Release 8010/Financial Reporting Release 76).  You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf:

The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://www.sec.gov/rules/interp/2007/33-8810.pdf: and

March 6, 2009

The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml

COMPANY RESPONSE:  The Company has concluded its assessment of internal control over financial reporting as of June 30, 2008.  As such, the Company has revised its disclosure in its Form 10-KSB for June 30, 2008 as to comply with the Commission’s request.  Please find below, in our response to Item 9, the amended text changes in the Form 10-KSB for June 30, 2008 with regard to this Item 8.

Evaluation of Disclosure Control and Procedures, page 31

9.
Your disclosure does not comply with the language in Item 307 of Regulation S-K.  Please confirm to us that your principal executive and principal financial officers concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report.  In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

COMPANY RESPONSE:  The Company’s Management has concluded its report on internal control over financial reporting and has determined that its delinquency has not impacted its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the June 30, 2008 Form 10-KSB.  The Company has revised and expanded its disclosure pursuant to the Commission’s request, to read as follows:

“ITEM 8A(T). CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on an evaluation as of the date of the end of the period covered by report, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).  Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

March 6, 2009

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  As a result of management’s assessment, management has determined that there may be a material weakness due to the lack of segregation of duties.  In order to address and resolve this weakness we will evaluate our resources and endeavor to locate and appoint additional qualified personnel to the pertinent management positions.  Additionally, the Company has not instituted specific anti-fraud controls.  While management found no evidence of fraudulent activity, the chief accounting officer has access to both accounting records and corporate assets, principally the operating bank account.  Management believes this exposure to fraudulent activity is not material either to the operations of the company or to the financial reporting; however, management has instituted controls specifically designed to prevent and detect—on a timely basis—any potential loss due to fraudulent activity.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.”

March 6, 2009

If you have any questions or would like to discuss the responses contained herein in greater detail, please feel free to contact us at your convenience.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

Joachim Fleing
Chief Financial Officer